Exhibit 99.1
Regulatory release
Three and nine month periods ended September 30, 2007
Unaudited Condensed Interim Financial Report
On October 25, 2007, Royal Dutch Shell plc (“Royal Dutch Shell”) released the Unaudited Condensed Interim Financial Report for the three and nine month period ended September 30, 2007 of Royal Dutch Shell and its consolidated subsidiaries (collectively, the “Shell Group”). This report includes the Unaudited Condensed Consolidated Interim Financial Statements, including condensed notes, for the Shell Group on the same basis that such information was announced by press release on October 25, 2007.

Contact – Investor Relations
Europe:	Tjerk Huysinga	+31 70 377 3996
USA:	Harold Hatchett	+1 212 218 3112

Contact – Media
UK, International:	Shell Media Contact	+44 20 7934 3505
The Netherlands:	Shell Media Contact	+31 70 377 8750